SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)


                            Hemagen Diagnostics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   423501 105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Gary P. Kreider, Esq.
                           Keating, Muething & Klekamp
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                       (Continued on the following pages)

CUSIP No. 423501 105                   13D                    Page 2 of 18 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Jerry L. Ruyan
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   -0-
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      641,354 - See Item 5(I)(b)
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     342,154 - See Item 5(I)(b)
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          641,354 - See Item 5(I)(a)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423501 105                   13D                   Page 3 of 18 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          William P. Hales
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   -0-
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      641,354 - See Item 5(II)(b)
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     249,600 - See Item 5(II)(b)
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          641,354 - See Item 5(II)(a)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423501 105                   13D                    Page 4 of 18 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas A. Donelan
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
 3        SEC USE ONLY


--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   -0-
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      641,354 - See Item 5(III)(b)
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     18,100
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          641,354 - See Item 5(III)(a)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423501 105                   13D                    Page 5 of 18 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Christopher P. Hendy
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   -0-
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      641,354 - See Item 5(IV)(b)
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     31,500
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          641,354 - See Item 5(IV)(a)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock (the "Common Stock"), of Hemagen Diagnostics, Inc., a Delaware corporation. Hemagen's principal executive offices are located at 34-40 Bear Hill Road, Waltham, Massachusetts, 02451.

Item 2.  Identity and Background.

          Jerry L. Ruyan

          (a)  Jerry L. Ruyan

          (b)  9468 Montgomery Road, Cincinnati, Ohio 45242

          (c) Mr. Ruyan is primarily engaged in the business of investing in businesses which he believes will improve with better management. He conducts his investment activities from the address listed in
               (b) above.

          (d) Mr. Ruyan, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Ruyan, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Ruyan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  United States citizen.

          William P. Hales

          (a)  William P. Hales.

          (b)  408 West 57th Street, 4A, New York, New York 10019.

          (c)  Senior   Investment   Advisor  with  Jesup  &  Lamont  Securities
               corporation,  650 Fifth  Avenue,  3rd Floor,  New York,  New York
               10019.

          (d) Mr. Hales, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Hales, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Hales being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  United States citizen.

          Thomas A. Donelan

          (a)  Thomas A. Donelan.

          (b)  9468 Montgomery Road, Cincinnati, Ohio 45242

          (c)  Redwood Venture Group,  9468 Montgomery  Road,  Cincinnati,  Ohio
               45242

          (d) Mr. Donelan, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Donelan, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Donelan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  United States citizen.

          Christopher P. Hendy

          (a)  Christopher P. Hendy.

          (b)  9468 Montgomery Road, Cincinnati, Ohio 45242

          (c)  Redwood Venture Group,  9468 Montgomery  Road,  Cincinnati,  Ohio
               45242

          (d) Mr. Hendy, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Hendy, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Hendy being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     Messrs. Ruyan, Hales, Donelan and Hendy have utilized their personal funds in connection with acquisitions to date of the Common Stock.

Item 4.  Purpose of Transaction.

     Messrs. Ruyan, Hales, Donelan and Hendy intend to replace four of the six directors with their nominees. To that end, they intend to conduct a consent solicitation under Delaware law for the removal of current directors and their replacement with Messrs. Ruyan, Hales, Donelan, Hendy, Dr. Ricardo M. de Oliveira and Dr. Alan S. Cohen. Dr. de Oliveira and Dr. Cohen are currently directors of the Company, but in order to effect this change and to provide that all directors serve one year terms, Delaware law requires that the entire Board be removed and replaced. The consent solicitation is being filed with the Securities and Exchange Commission concurrently with this Schedule 13D.

     Messrs. Ruyan, Hales, Donelan and Hendy are also seeking, with the same consent solicitation, approval of the following:


     - Amend the Company's Bylaws to eliminate the classified Board of Directors of Hemagen;

     - Amend the Company's Bylaws to provide that Hemagen's stockholders may fill vacancies on the Board of Directors of Hemagen;

     - Repeal any Bylaws adopted by the Board of Directors of Hemagen since February 4, 1993, the date on which Hemagen last filed Bylaws with the Securities and Exchange Commission; and

     -    Approve   the  grant  of  options  to   purchase  up  to  15%  of  the
          fully-diluted Common Stock to Mr. Hale and Redwood Holdings Inc., a corporation wholly-owned by Messrs. Ruyan, Donelan and Hendy.

     The delivery of consents by Messrs. Ruyan, Hales, Donelan and Hendy to Hemagen is conditioned on the receipt of approval of all of their proposals. Consequently, if all of the proposals are not approved even though sufficient consents may have been received to approve a particular proposal, none of the proposals will be enacted. Should this consent solicitation be successful, Messrs. Ruyan, Hales, Donelan and Hendy expect that the Board of Directors will change the executive management of Hemagen.

     Messrs. Ruyan, Hales, Donelan and Hendy may also acquire additional securities of Hemagen from time-to-time. They will monitor their investment in Hemagen and, in the future, may make additional acquisitions or dispositions of that stock.

     Except as set forth above, they do not have any plans or proposals which relate to or would result in:

     4.1 The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     4.2  An   extraordinary   corporation   transaction,   such  as  a  merger,
          reorganization or liquidation, involving the issuer or any of its subsidiaries;

     4.3 A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     4.4 Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     4.5 Any material change in the present capitalization or dividend policy of the issuer;

     4.6 Any other material change in the issuer's business or corporate structure;

     4.7 Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     4.8 Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     4.9 A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     4.10 Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer.

     I.   Jerry L. Ruyan

          (a) See page 2, nos. 11 and 13. No. 11 includes 122,227 warrants to purchase Common Stock, all of which are currently exercisable.

          (b) See page 2, nos. 7-10. No. 8 includes 122,227 warrants to purchase Common Stock. No. 9 includes 72,727 warrants to purchase Common Stock. All such warrants are currently exercisable.

          (c) All of the following trades were made through market transactions in the last 60 days:

                          Purchase
                 Date      or Sale      Number of Shares         Price Per Share
                 ----      -------      ----------------         ---------------
               6/17/99    Purchase              400                    1.06
               6/17/99    Purchase              500                    1.06
               6/17/99    Purchase            2,000                    1.06

          (d)  None.

          (e)  Not Applicable.

     II.  William P. Hales

          (a) See page 3, nos. 11 and 13. No. 11 includes 122,227 warrants to purchase Common Stock, all of which are currently exercisable.

          (b) See page 3, nos. 7-10. No. 8 includes 122,227 warrants to purchase Common Stock. No. 9 includes 49,500 Warrants to purchase Common Stock. All such warrants are currently exercisable.

          (c) Mr. Hales purchased 49,500 of Company warrants in a market transaction on June 25, 1999 at $0.19. All of the following trades in the Common Stock were made through market transactions in the last 60 days:


                          Purchase
                 Date      or Sale      Number of Shares         Price Per Share
                 ----      -------      ----------------         ---------------

               5/28/99    Purchase             5,000                   .88
               6/4/99     Purchase             2,600                  1.30
               6/11/99    Purchase            25,000                  1.13
               6/14/99    Purchase             2,000                  1.19
               6/14/99    Purchase            40,000                  1.06
               6/15/99    Purchase            35,000                  1.03
               6/17/99    Purchase            25,100                  1.17
               6/18/99    Purchase            25,000                  1.06
               6/21/99    Purchase            10,000                  1.25
               6/24/99    Purchase             5,000                  1.19
               6/24/99    Purchase             2,000                  1.25
               6/24/99    Purchase             3,000                  1.09
               6/25/99    Purchase             1,000                  1.19

          (d)  None.

          (e)  Not Applicable.

     III. Thomas A. Donelan

          (a) See page 4, nos. 11 and 13. No. 11 includes 122,227 warrants to purchase Common Stock, all of which are currently exercisable.

          (b) See page 4, nos. 7-10. No. 8 includes 122,227 warrants to purchase Common Stock, all of which are currently exercisable.

          (c) All of the following trades were made through market transactions in the last 60 days:


                          Purchase
                 Date      or Sale      Number of Shares         Price Per Share
                 ----      -------      ----------------         ---------------

               6/14/99    Purchase             100                     $1.03
               6/22/99    Purchase          18,000                      1.38

          (d)  None.

          (e)  Not Applicable.

     IV.  Christopher P. Hendy

          (a) See page 5, nos. 11 and 13. No. 11 includes 122,227 warrants to purchase Common Stock, all of which are currently exercisable.

          (b) See page 5, nos. 7-10. No. 8 includes 122,227 warrants to purchase Common Stock, all of which are currently exercisable.

          (c) All of the following trades were made through market transactions in the last 60 days:

                          Purchase
                 Date      or Sale      Number of Shares         Price Per Share
                 ----      -------      ----------------         ---------------

                6/8/99     Purchase             5,000                  $1.00
                6/11/99    Purchase             4,900                   1.06
                6/11/99    Purchase               100                   1.03
                6/14/99    Purchase             8,500                   1.06
                6/15/99    Purchase             1,000                   1.06
                6/16/99    Purchase             2,000                   1.06
                6/18/99    Purchase             3,500                   1.06
                6/25/99    Purchase             6,500                   0.94

          (d)  None.

          (e)  Not Applicable.

     V.   Messrs. Ruyan, Hales, Donelan and Hendy

          (a) 641,354 shares or 7.6%. Includes 122,227 warrants to purchase Common Stock, all of which are currently exercisable.

          (b) See pages 2 -5, nos. 7-10. Items 8 and 11 include warrants to purchase 122,227 shares of Common Stock, all of which are currently exercisable.

          (c)  See (I)(c), (II)(c), III(c) and IV(c) above.

          (d)  None.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Messrs. Ruyan, Hales, Donelan and Hendy have agreed to act in concert with respect to their objectives as to Hemagen and to share expenses involved in the consent solicitation referred to previously and such other matters as are contained in Exhibit 2.

Item 7.    Material to be filed as Exhibits.

     1. Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934

     2. Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934.



Dated: June 25, 1999                 *
                                       -----------------------------------------
                                                   Jerry L. Ruyan



                                     *
                                      ------------------------------------------
                                                   William P. Hales



                                     *
                                      ------------------------------------------
                                                   Thomas A. Donelan



                                      *
                                       -----------------------------------------
                                                   Christopher P. Hendy




                                     *By:   /s/Mark A. Weiss
                                         ---------------------------------------
                                                   Mark A. Weiss
                                                   Attorney-in-Fact

                                    EXHIBIT 1

                                POWER OF ATTORNEY


     I, JERRY L. RUYAN, hereby appoint GARY P. KREIDER and MARK A. WEISS, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

     IN WITNESS WHEREOF, I have hereunto set my hand this 25th day of June, 1999.



                                            /s/Jerry L. Ruyan
                                            ------------------------------------
                                            JERRY L. RUYAN

                                    EXHIBIT 1

                                POWER OF ATTORNEY


     I, THOMAS A. DONELAN, hereby appoint GARY P. KREIDER and MARK A. WEISS, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

     IN WITNESS WHEREOF, I have hereunto set my hand this 25th day of June, 1999.



                                              /s/Thomas A. Donelan
                                              ----------------------------------
                                              THOMAS A. DONELAN

                                   EXHIBIT 1

                                POWER OF ATTORNEY


     I, WILLIAM P. HALES, do hereby appoint GARY P. KREIDER and MARK A. WEISS, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

     IN WITNESS WHEREOF, I have hereunto set my hand this 25th day of June, 1999.



                                             /s/William P. Hales
                                             -----------------------------------
                                             WILLIAM P. HALES

                                    EXHIBIT 1

                                POWER OF ATTORNEY


     I, CHRISTOPHER P. HENDY, do hereby appoint GARY P. KREIDER and MARK A. WEISS, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

     IN WITNESS WHEREOF, I have hereunto set my hand this 25th day of June, 1999.



                                              /s/Christopher P. Hendy
                                             -----------------------------------
                                             CHRISTOPHER P. HENDY

                                    EXHIBIT 2



                                    AGREEMENT


     This Agreement ("Agreement") executed this 25th day of June, 1999 is by and among MR. WILLIAM P. HALES, MR. JERRY L. RUYAN, MR. THOMAS A. DONELAN and MR. CHRISTOPHER P. HENDY (collectively, the "Shareholders").

     WHEREAS,   as  of  the  date  of  this  Agreement,   the  Shareholders  own
approximately 7.6% of the common stock (the "Common Stock"), of Hemagen Diagnostics, Inc., a Delaware corporation;

     WHEREAS, the Shareholders may be deemed to be the beneficial owners of the Common Stock pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934;

     WHEREAS, the Shareholders from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934 concerning their ownership of Common Stock; and

     WHEREAS,  the Shareholders desire to provide for the allocation of expenses
in  connection  with  the  proposed  consent   solicitation   regarding  Hemagen
Diagnostics, Inc.

     NOW, THEREFORE, in consideration of the premises the Shareholders agree:

     1. That the Shareholders do hereby agree to file jointly with the Securities Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of the Shareholders pursuant to Section 13(d) of the Securities Exchange Act of 1934.

     2. That all costs, fees, expenses and liabilities of whatever nature be allocated and paid 50% by Hales and 50% by Redwood Holdings, Inc. The sole shareholder of Redwood Holdings Inc. is an employee stock ownership plan whose principal participants are Ruyan, Donelan and Hendy.

     3. That Ruyan shall, in consultation with Hales, have the authority to make all decisions regarding the matters which are the subject of their ownership of the shares of Hemagen Diagnostics, Inc. covered by a Schedule 13D filed with the Securities and Exchange Commission and with respect to the proposed consent solicitation referred to in the Schedule 13D.

     4. This Agreement shall be governed in accordance with the laws of Ohio, may be amended only in writing and may be terminated by either party upon ten days written notice. In the event of termination, each party shall remain liable for his or her shares of the expenses incurred to the date of termination and shall promptly pay their share of expenses, upon receipt of invoice, to the remaining party.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the date set forth above.

                                               /s/William P. Hales
                                              ----------------------------------
                                                     William P. Hales

                                               /s/Jerry L. Ruyan
                                              ----------------------------------
                                                     Jerry L. Ruyan

                                               /s/Thomas A. Donelan
                                              ----------------------------------
                                                     Thomas A. Donelan

                                              /s/Christopher P. Hendy
                                              ----------------------------------
                                                     Christopher P. Hendy